FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

MIGENIX Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: November 4, 2004

MIGENIX Inc.

Form 51-102F4

Business Acquisition Report

Item 1

Identity of Company

1.1

Name and Address of Company

MIGENIX Inc. (the “Company”)

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC

V6S 2L2

1.2

Executive Officer

Arthur J. Ayres

VP Finance and Chief Financial Officer

(604) 221-9666 ext. 233

Item 2

Details of Acquisition

2.1

Nature of Business Acquired

On August 31, 2004, the Company acquired all of the issued and outstanding common and preferred shares of San Diego based MitoKor, Inc. (“MitoKor”). MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. Mitochondria are present in nearly all animal and plant cells and are essential to human life. Mitochondrial dysfunction is a significant contributing factor to over 75 diseases.

MitoKor’s most advanced program MITO-4509 (now designated MX-4509), is an orally-administered drug candidate which has demonstrated activity in animal models of Alzheimer’s disease and other neurodegenerative conditions, and was well tolerated in a Phase I clinical trial. Planning and certain manufacturing activities are underway to advance MX-4509 in clinical development. MitoKor’s pre-clinical programs include opportunities in arthritis, Friedreich’s ataxia, retinitis pigmentosa, glaucoma, stroke/ischemia reperfusion injury and obesity. Additionally MitoKor has license agreements with Pfizer and Wyeth.

The acquisition was completed by way of an Agreement and Plan of Merger and Reorganization whereby MitoKor merged with an indirect wholly owned subsidiary of the Company. On September 24, 2004 MitoKor changed its name to MIGENIX Corp.

Walter Moos, the former Chairman and CEO of MitoKor, joined the Company’s board of directors and is working closely with Dr. DeMesa, President & CEO of the Company on integration and management. With the acquisition, the Company has added three employees including two other senior members of the MitoKor corporate and scientific management team. The Company has also maintained a significantly reduced San Diego office (~1,700 sq. ft.) as part of the acquisition.

For more detailed information on the MitoKor technologies and acquisition, please refer to the Company’s 2004 Annual Information Form on Form 20-F.

2.2

Date of Acquisition

August 31, 2004

2.3

Consideration

Consideration paid by the Company to acquire the outstanding MitoKor common and preferred shares and settle certain financial obligations of MitoKor included approximately 5.4 million common shares of the Company valued at $6 million (net of issuance costs), 4 million Series E convertible redeemable preferred shares of the Company and US$25,000 in cash. The 4 million Series E preferred shares represent up to US$4 million in potential future milestone payments related to the MitoKor technologies for milestones (as specified in the merger agreement) achieved over the 36 month period ending August 31, 2007.  As at the date of acquisition the Series E preferred shares have been recorded at their aggregate redemption value of US$1.  Upon the achievement of any of the milestones the corresponding number of Series E preferred shares for such milestone(s) will, at the Company’s option, convert into common shares and/or be redeemed for cash. The Company also incurred transaction costs of approximately $0.8 million to complete the transaction which has been included in the purchase price consideration. Total purchase consideration before the potential milestone payments is approximately $6.9 million.

The Company also assumed MitoKor preferred warrants with a weighted average exercise price of US$13.53 (range US$13.21 to US$17.75) and expiry dates through June 22, 2011 that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and up to an additional US$88,659 in cash and/or common shares if the maximum milestone payments (as above) are achieved.

The common shares issued by the Company are subject to contractual lock up periods during which the shares may not be sold as follows: 10% no lock up; 30% six month lock up following closing, 30% twelve month lock up following closing and 30% eighteen month lock up following closing.

2.4

Effect on Financial Position

There are no plans or proposals for material changes in the business affairs of the acquired business that may have a significant effect on the results of operations and financial position of the Company.

2.5

Prior Valuations

There were no valuation opinions obtained within the last 12 months by either MitoKor or the Company that were required by securities legislation, or by any Canadian exchange or market, to support the consideration paid by the Company.

2.6

Parties to Transaction

The transaction was not with an informed person, associate or affiliate of the Company.

2.7

Date of Report

November 15, 2004

Item 3

Financial Statements

The following financial statements are included as part of this Business Acquisition Report:

(a)

Pro forma unaudited (compilation report) MIGENIX Inc. consolidated balance sheet as at July 31, 2004 and statements of loss for the three month period ended July 31, 2004 and the year ended April 30, 2004, including notes thereto;

(b)

Audited consolidated financial statements of MIGENIX Corp. (formerly MitoKor Inc.)  for the years ended December 31, 2003 and 2002, including notes thereto; and

(c)

Unaudited consolidated financial statements of MIGENIX Corp. (formerly MitoKor Inc.) for the three and seven month periods ended July 31, 2004 and 2003, together with notes thereto.

MIGENIX Inc. (formerly, Micrologix Biotech Inc.)

Pro Forma Consolidated Financial Statements (Unaudited – see Compilation Report)

As at and three months ended July 31, 2004

Year ended April 30, 2004

COMPILATION REPORT

To the Board of Directors of

MIGENIX Inc. (formerly MitoKor, Inc.)

We have read the accompanying unaudited pro forma consolidated balance sheet of MIGENIX Inc. (formerly MitoKor, Inc.) (the “Company”) as at July 31, 2004 and the unaudited pro forma consolidated statements of loss for the three month period then ended and for the year ended April 30, 2004, and have performed the following procedures:

1.

Compared the figures in the columns captioned “MIGENIX Inc.” to the unaudited interim consolidated financial statements of the Company as at July 31, 2004 and for the three month period then ended and the audited consolidated financial statements of the Company as at April 30, 2004 and for the year then ended, and found them to be in agreement.

2.

The column captioned “MIGENIX Corp.” containing the financial position of MIGENIX Corp. as at July 31, 2004 has been calculated from the unaudited interim consolidated balance sheet as at July 31, 2004. We have re-performed the calculation of the column containing the financial position of MIGENIX Corp. as at July 31, 2004, and found them to be arithmetically correct.

3.

The column captioned “MIGENIX Corp.” containing the results of operations of MIGENIX Corp. for the three month period ended July 31, 2004 has been calculated from the unaudited interim consolidated statement of loss for the three month period ended July 31, 2004. We have re-performed the calculation of the column containing the results of operations of MIGENIX Corp. for the three month period ended July 31, 2004 and found them to be arithmetically correct.

4.

The column captioned “MIGENIX Corp.” containing the results of operations of MIGENIX Corp. for the year ended April 30, 2004 has been calculated from the audited consolidated statement of operations for the year ended December 31, 2003, the unaudited interim consolidated statement of loss for the four month period ended April 30, 2004, and the unaudited interim consolidated statement of loss for the four month period ended April 30, 2003. We have re-performed the calculation of the column containing the results of operations of MIGENIX Corp. for the year ended April 30, 2004 and found them to be arithmetically correct.

5.

Made enquiries of certain officials of the Company who have responsibility for financial accounting matters about:

a)

the basis for determination of the pro forma adjustments; and

b)

whether the pro forma consolidated financial statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

The officials:

a)

described to us the basis for determination of the pro forma adjustments, and

b)

stated that the pro forma statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

6.

Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “MIGENIX Inc.” and “MIGENIX Corp.” as at July 31, 2004 and for the three month period then ended, and for the year ended April 30, 2004, and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, Canada,

/s/Ernst & Young LLP

November 10, 2004.

Chartered Accountants

MIGENIX Inc.

Pro forma Consolidated Balance Sheet

As at July 31, 2004 (Unaudited—in thousands of Canadian dollars)	MIGENIX Inc.	MIGENIX Corp.	Proforma Adjustments		Proforma Consolidated
ASSETS Current
Cash and cash equivalents	3,793	1,190	(33)	[a]	4,950
Short-term investments	14,985	-			14,985
Amounts receivable	50	138			188
Prepaid expenses and deposits	298	878	(276)	[b]	900
Total current assets	19,126	2,206	(309)		21,023
Long-term investments	1	-			1
Other assets	600	155	(600)	[c]	155
Capital assets	1,336	25			1,361
Intangible assets	2,232	5,549	(200)	[b]	7,581
	23,295	7,935	(1,109)		30,121

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities	2,967	1,333	(529)	[d]	3,771
Current portion of capital lease obligation	59	-			59
Deferred revenue	267	-			267
Total current liabilities	3,293	1,333	(529)		4,097

Capital lease obligation	53	-			53
Total liabilities	3,346	1,333	(529)		4,150
Shareholders’ equity
Common shares	108,518	1	6,021	[e]	114,540
Preferred shares	-	97,862	(97,862)	[e]	-
Contributed surplus	358	2,344	(2,344)	[e]	358
Deficit	(88,927)	(93,605)	93,605	[e]	(88,927)
Total shareholders’ equity	19,949	6,602	(580)		25,971
	23,295	7,935	(1,109)		30,121

See accompanying notes to pro forma consolidated financial statements

MIGENIX Inc.

Pro forma Consolidated Statements of Loss

Three months ended July 31, 2004 (Unaudited—in thousands of Canadian dollars except per share amounts)	MIGENIX Inc.	MIGENIX Corp.	Proforma Adjustments		Proforma Consolidated
REVENUE Research and development collaboration	-	148			148
	-	148			148
EXPENSES Research and development General and corporate Amortization	2,191 911 154	562 311 234	(58)	[f]	2,753 1,222 330
	3,256	1,107	(58)		4,305
Operating loss for the period	(3,256)	(959)	58		(4,157)
Other income Interest income Foreign exchange gain Other income	112 6 -	38 - 93			150 6 93
	118	131			249
Loss for the period	(3,138)	(828)	58		(3,908)
Basic and diluted loss per common share	(0.06)				(0.07)
Weighted average number of common shares outstanding (in thousands)	53,635		5,389	[e]	59,024

See accompanying notes to pro forma consolidated financial statements

MIGENIX Inc.

Pro forma Consolidated Statements of Loss

Year ended April 30, 2004 (Unaudited—in thousands of Canadian dollars except per share amounts)	MIGENIX Inc.	MIGENIX Corp.	Proforma Adjustments		Proforma Consolidated
REVENUE Licensing Research and development collaboration	1,153 1,818	- 465			1,153 2,283
	2,971	465			3,436
EXPENSES Research and development General and corporate Amortization Write-down of intangible assets	10,128 3,649 725 1,069	6,255 2,155 1,766 1,174	(271)	[f]	16,383 5,804 2,220 2,243
	15,571	11,350	(271)		26,650
Operating loss for the period	(12,600)	(10,885)	271		(23,214)
Other income Interest income (expense) Foreign exchange loss Gain on disposal of assets Other income	602 (221) - -	(100) - 2,789 585			502 (221) 2,789 585
	381	3,274			3,655
Loss before income taxes	(12,219)	(7,611)	271		(19,559)
Income tax recovery	-	3,000			3,000
Loss for the period	(12,219)	(4,611)	271		(16,559)
Basic and diluted loss per common share	(0.26)				(0.31)
Weighted average number of common shares outstanding (in thousands)	47,833		5,389	[e]	53,222

See accompanying notes to pro forma consolidated financial statements

Notes to Pro forma Consolidated Financial Statements

(Unaudited)

Three months ended July 31, 2004 and Year ended April 30, 2004

1. Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements of MIGENIX Inc. (the “Company”), have been prepared by management of the Company for informational purposes only. These unaudited pro forma consolidated financial statements give effect to the Company’s acquisition of MIGENIX Corp. (formerly MitoKor Inc.) on August 31, 2004, through the Company’s wholly owned subsidiary, M&M Holdings, Inc. These pro forma consolidated financial statements are presented to illustrate the effects of the acquisition on the historical financial operating results of the Company.

The accompanying unaudited pro forma consolidated balance sheet as at July 31, 2004 has been prepared as if the acquisition occurred on July 31, 2004 and the unaudited pro forma consolidated statements of loss for the year ended April 30, 2004 and for the three months ended July 31, 2004, have been prepared as if the acquisition had occurred on May 1, 2003. The pro forma consolidated financial statements may not be indicative of the operating results that would have occurred if the acquisition had been completed on the dates indicated or of the operating results that may be obtained in the future.

The unaudited pro forma consolidated statement of loss for the year ended April 30, 2004 has been prepared from the historical consolidated financial statements of the Company for the year ended April 30, 2004 and the constructed statement of loss of MIGENIX Corp. for the period May 1, 2003 to April 30, 2004 which incorporates the audited consolidated statement of loss of MIGENIX Corp. for the year ended December 31, 2003, adjusted to Canadian generally accepted accounting principles), and the adjustments and assumptions outlined below. In accordance with National Instrument 51-102, section 8.4(3), the unaudited pro forma consolidated balance sheet as at July 31, 2004 and unaudited pro forma consolidated statement of loss for the three months ending July 31, 2004 have been prepared using the unaudited interim consolidated financial statements of the Company and the unaudited interim consolidated financial statements of MIGENIX Corp. (adjusted to Canadian generally accepted accounting principles) as at and for the three months ended July 31, 2004.

Notes to Pro forma Consolidated Financial Statements

(Unaudited)

Three months ended July 31, 2004 and Year ended April 30, 2004

For the purposes of these unaudited pro forma consolidated financial statements, the balance sheet of MIGENIX Corp. as at July 31, 2004 has been translated into Canadian dollars at the July 31, 2004 exchange rate and the statements of loss of MIGENIX Corp. for the three months ended July 31, 2004 and the year ended April 30, 2004 have been translated at the average foreign exchange rate for the applicable period.

2. Significant Assumptions and Adjustments

The unaudited pro forma consolidated balance sheet gives effect to the completion of the acquisition described in note 1 as if it had occurred on July 31, 2004 and the unaudited pro forma consolidated statements of loss give effect to the completion of the acquisition as if it had occurred on May 1, 2003, using the estimated net purchase price at the date of acquisition, August 31, 2004. The acquisition was accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on the estimated fair value of the acquired net assets and the estimated fair value of identifiable intangible assets on the date of acquisition as follows:

[a] Assumptions

[i] The estimated fair value of the net assets of MIGENIX Corp. acquired on August 31, 2004 is as follows:

Assets acquired:	$
Cash	935,000
Amounts receivable	97,000
Prepaid expenses	640,000
Other non-current assets	109,000
Capital assets	23,000
Intangible assets	5,720,000

Total assets acquired	7,524,000

Less: liabilities assumed
Current liabilities	(644,000)

Net assets acquired	6,880,000

Notes to Pro forma Consolidated Financial Statements

(Unaudited)

Three months ended July 31, 2004 and Year ended April 30, 2004

[ii] Total consideration is comprised of:

$
Cash paid to common shareholders	33,000
Common shares of MIGENIX Inc.	6,021,000
Transaction costs	826,000
Total purchase consideration	6,880,000

In addition to the consideration above, the Company also issued 4,000,000 Series E preferred shares which represent up to US$4,000,000 in potential future milestone payments related to the MIGENIX Corp. technologies over the 36 month period ending August 31, 2007(as specified in the merger agreement).  The Series E preferred shares have been recorded at their aggregate redemption value of US$1.  Upon the achievement of any of the milestones the corresponding number of Series E preferred shares for such milestone will at the Company’s option convert into common shares and/or be redeemed for cash. As well, the Company assumed MIGENIX Corp. preferred warrants with a weighted average exercise price of US$13.53 (range US$13.21 to US$17.75) and expiry dates through June 22, 2011 that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and up to an additional US$88,659 in cash and/or common shares if the maximum milestone payments (as above) are achieved. The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

[iii] The above purchase price allocation is preliminary and has been allocated based on preliminary estimates of the fair values of the assets and liabilities of MIGENIX Corp. as of August 31, 2004.  The purchase price will remain preliminary until the Company is able to complete its valuation of the assets and liabilities acquired and conduct a detailed review of deferred tax assets and liabilities.

Notes to Pro forma Consolidated Financial Statements

(Unaudited)

Three months ended July 31, 2004 and Year ended April 30, 2004

[b] Adjustments

The unaudited pro forma consolidated financial statements have been adjusted to reflect the:

[a] Payment of $33,000 (US$25,000 cash consideration) to the MIGENIX Corp. common shareholders;

[b] Estimated fair values of MIGENIX Corp.’s assets acquired including acquired intangible assets;

[c] Transaction costs included in other assets of the Company at July 31, 2004 as part of the total purchase consideration;

[d] Estimated fair values of MIGENIX Corp’s liabilities assumed by the Company and reflect the portion of the consideration paid by the Company on acquisition to settle certain obligations of MIGENIX Corp.;

[e] Issuance of 5,389,000 common shares of the Company paid as merger consideration and eliminate the share capital and other equity accounts of MIGENIX Corp.  For purposes of the pro forma basic and diluted loss per common share, it is assumed the common shares were issued on May 1, 2003.

[f] Amortization of capital assets and purchased technology (intangible assets) resulting from the purchase price allocation on a straight line basis over five years and ten years respectively.

MIGENIX Corp. (formerly MitoKor, Inc.)

Report and Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in U.S. dollars)

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholder of

MIGENIX Corp. (formerly MitoKor, Inc.)

We have audited the accompanying balance sheet of MIGENIX Corp. (formerly MitoKor, Inc.) as at December 31, 2003 and the related statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of MIGENIX Corp. for the years ended December 31, 2002 and 2001 were audited by other auditors whose report dated March 28, 2003, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the financial statements were prepared on a going concern basis discussed in Note 1 to these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of MIGENIX Corp. as at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company’s recurring net losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Also as discussed in Note 2 to the financial statements, in 2003 the Company changed its method of accounting for stock based compensation.

Vancouver, Canada,

/s/Ernst & Young LLP

October 21, 2004.

Chartered Accountants

MIGENIX Corp. (formerly MitoKor, Inc.)
Consolidated Balance Sheets
December 31, 2003 and 2002
(Expressed in U.S. dollars)

	2003	2002

Assets
Current assets
Cash and cash equivalents	$298,000	$9,486,000
Accounts receivable (note 6)	2,084,000	104,000
Other current assets	481,000	694,000

Total current assets	2,863,000	10,284,000

Property and equipment, net (note 6)	397,000	1,410,000
Intangible assets (note 6)	-	924,000
Other non-current assets	400,000	599,000

	$3,660,000	$13,217,000

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$181,000	$588,000
Accrued compensation (note 6)	60,000	668,000
Other accrued liabilities (note 6)	448,000	2,331,000
Current portion of long-term debt (note 8)	-	2,067,000

Total current liabilities	689,000	5,654,000

Deferred tax liability (note 12)	-	368,000

Total liabilities	689,000	6,022,000

Commitments and contingencies (Note 13)

Shareholders' equity
Redeemable convertible preferred stock, $0.001 par value - 20,000,000 shares authorized; 19,810,163 shares designated at December 31, 2003;
12,714,232 shares issued and outstanding at December 31, 2003
and 2002; liquidation preference $74,000,000 at December 31, 2003 (note 9)	73,609,000	73,609,000
Common stock, $0.001 par value - 25,000,000 shares authorized;
440,180 shares issued and outstanding at December 31, 2003 and 2002	-	-
Additional paid-in capital	6,289,000	7,125,000
Unearned compensation	(179,000)	(855,000)
Accumulated deficit	(76,748,000)	(72,684,000)

Total shareholders' equity	2,971,000	7,195,000

	$3,660,000	$13,217,000

MIGENIX Corp. (formerly MitoKor, Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	2003	2002	2001

Revenue
Collaboration	$271,000	$934,000	$3,295,000

Operating Costs and Expenses
Research and development	5,949,000	10,689,000	10,882,000
General and administrative	2,151,000	4,450,000	4,513,000
Stock-based compensation (1)	(161,000)	1,155,000	2,533,000
Write-down of intangible assets	874,000	-	-
Goodwill impairment	-	8,068,000	-
Purchased in-process research and development	-	-	7,200,000

	Total operating costs and
expenses	8,813,000	24,362,000	25,128,000

Loss from operations	(8,542,000)	(23,428,000)	(21,833,000)

Other income (expense)
Interest income	35,000	145,000	778,000
Interest expense	(126,000)	(288,000)	(319,000)
Other income (expense), net	2,329,000	(8,000)	191,000

Loss before income taxes and discontinued operations	(6,304,000)	(23,579,000)	(21,183,000)

Income tax (benefit) provision	(2,240,000)	1,853,000	(10,000)

Loss before discontinued operations	(4,064,000)	(25,432,000)	(21,173,000)

Income from discontinued operations, net of
income taxes (note 3)	-	337,000	60,000

Gain on disposal of discontinued operations (note 3)	-	6,004,000	-

Net loss	$(4,064,000)	$(19,091,000)	$(21,113,000)

(1)	Stock-based compensation
Research and development	$(213,000)	$465,000	$1,162,000
General and administrative	52,000	690,000	1,371,000

Total stock-based compensation	$(161,000)	$1,155,000	$2,533,000

MIGENIX Corp. (formerly MitoKor, Inc.)
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	Redeemable						Accumulated
	Convertible						Other		Total
	Preferred Stock		Common Stock		Paid-In	Unearned	Comprehensive	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity

Balance at December 31, 2000	10,201,288	$54,890,000	201,991	$ -	$1,436,000	$(433,000)	$(531,000)	$(32,480,000)	$22,882,000

Net loss								(21,113,000)	(21,113,000)

Change in unrealized gain on investments available for sale							(7,000)		(7,000)

Reclassification adjustment for realized gain							(15,000)		(15,000)

Foreign currency translation adjustment							(184,000)		(184,000)

Total comprehensive loss									(21,319,000)

Exercise of common stock options			65,080	-	38,000				38,000

Issuance of warrants to purchase Series F redeemable convertible
preferred stock		46,000							46,000

Issuance of Series G redeemable convertible preferred stock in
connection with Apollo BioPharmaceutics, Inc. acquisition	1,679,603	11,338,000			1,260,000				12,598,000

Issuance of warrants to purchase Series G redeemable
convertible preferred stock in connection with Apollo acquisition
at fair value		1,937,000			215,000				2,152,000

Issuance of Series F-1 redeemable convertible preferred stock,
net of issuance costs of $852,000	833,341	5,398,000							5,398,000

Non-cash stock-based compensation related to options granted	-	-	-	-	4,109,000	(1,576,000)	-	-	2,533,000

Balance at December 31, 2001	12,714,232	73,609,000	267,071	-	7,058,000	(2,009,000)	(737,000)	(53,593,000)	24,328,000

Net loss								(19,091,000)	(19,091,000)

Change in unrealized gain on investments available for sale							(5,000)		(5,000)

Foreign currency translation adjustment							742,000		742,000

Total comprehensive loss									(18,354,000)

Exercise of common stock options			173,109	-	66,000				66,000

Non-cash stock-based compensation related to options granted	-	-	-	-	1,000	1,154,000	-	-	1,155,000

Balance at December 31, 2002	12,714,232	73,609,000	440,180	-	7,125,000	(855,000)	-	(72,684,000)	7,195,000

Net loss and total comprehensive loss								(4,064,000)	(4,064,000)

Non-cash stock-based compensation related to options granted					88,000	352,000			440,000

Reversal on non-cash stock-based compensation for options cancelled	-	-	-	-	(924,000)	324,000	-	-	(600,000)

Balance at December 31, 2003	12,714,232	$ 73,609,000	440,180	$ -	$ 6,289,000	$ (179,000)	$ -	$(76,748,000)	$2,971,000

MIGENIX Corp. (formerly MitoKor, Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	2003	2002	2001
Cash flows from operating activities
Net loss	$(4,064,000)	$(19,091,000)	$(21,113,000)
Adjustments to reconcile net loss to
net cash used in operating activities
Depreciation and amortization	902,000	1,666,000	1,982,000
Amortization of intangible assets	50,000	363,000	813,000
Purchased in-process research and development	-	-	7,200,000
Non-cash impairment charges	-	8,068,000	-
Gain on sale of diabetes program	(1,889,000)	-	-
Gain on sale of discontinued operations	-	(6,004,000)	-
Stock-based compensation expense	(161,000)	1,155,000	2,533,000
Write-down of intangible assets	874,000	-	-
Non-cash interest income related to amortization
of premiums/discounts on investments - net	-	-	27,000
Non-cash interest expense related to debt discount
amortization	32,000	36,000	140,000
(Gain) loss on disposal of equipment	(193,000)	4,000	(6,000)
Realized gain on sale of investments	-	-	(15,000)
Changes in
Interest receivable	-	-	117,000
Accounts receivable	20,000	(241,000)	(16,000)
Inventories	-	(15,000)	22,000
Other current assets	102,000	251,000	(207,000)
Other non-current assets	199,000	1,000	(95,000)
Accounts payable	(407,000)	(77,000)	(84,000)
Other accrued liabilities	(1,883,000)	1,964,000	(60,000)
Accrued compensation	(608,000)	404,000	(89,000)
Deferred revenue	-	(255,000)	(225,000)
Deferred tax liability	(368,000)	(20,000)	(10,000)
Other non-current liabilities	-	35,000	26,000

Net cash used in operating activities	(7,394,000)	(11,756,000)	(9,060,000)

Cash flows from investing activities
Purchases of property and equipment	(1,000)	(547,000)	(2,370,000)
Purchases of short-term investments	-	-	(3,050,000)
Proceeds from sale of short-term investments	-	1,549,000	15,438,000
Proceeds from sale of property and equipment	306,000	-	10,000
Acquisition of a business, net of cash acquired	-	-	(1,320,000)
Proceeds from sale of discontinued operations, net of costs to sell	-	7,635,000	-

	Net cash provided by
investing activities	305,000	8,637,000	8,708,000

Cash flows from financing activities
Proceeds from issuances of notes payable and warrants	-	402,000	1,582,000
Repayment of notes payable	(2,099,000)	(1,556,000)	(3,372,000)
Proceeds from issuances of redeemable convertible preferred
stock, net of issuance costs	-	-	5,398,000
Proceeds from issuances of common stock	-	66,000	38,000

Net cash provided by (used in) financing activities	(2,099,000)	(1,088,000)	3,646,000

Effect of exchange rate changes on cash	-	240,000	115,000

Net increase (decrease) in cash and cash equivalents	(9,188,000)	(3,967,000)	3,409,000

Cash and cash equivalents at beginning of year	9,486,000	13,453,000	10,044,000

Cash and cash equivalents at end of year	$298,000	$9,486,000	$13,453,000

Supplemental disclosure of cash flow information
Cash paid for interest	$94,000	$252,000	$307,000
Income taxes paid	$1,000	$384,000	$10,600
Supplemental schedule of non-cash investing
and financing activities
Proceeds on sale of diabetes program included in accounts receivable	$2,000,000	$-	$-

Preferred stock issued for acquisition of a business (Note 4)	$-	$-	$12,598,000

Warrants issued for acquisition of a business (Note 4)	$-	$-	$2,152,000

Unrealized gain (loss) on investment securities	$-	$-	$(7,000)

Warrants issued in connection with bank financing (Note 8)	$-	$-	$46,000

1.

Organization and Nature of Operations

MIGENIX Corp. (formerly MitoKor, Inc.) (the "Company") is a biotechnology company incorporated in the State of Delaware with operations in San Diego, California focused on the discovery and development of drugs for the treatment of major diseases and conditions associated with mitochondrial dysfunction.  On August 31, 2004 the Company merged with MBI Acquisition Corp. (Note 17[a]) and became an indirect wholly owned subsidiary of MIGENIX Inc., a British Columbia, Canada corporation engaged in the research, development and commercialization of drugs to advance therapy, improve health and enrich lives.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.  The Company incurred a loss from continuing operations of $4,064,000 for the year ended December 31, 2003 [2002 - $25,432,000; 2001 - $21,173,000] and has a cumulative deficit of $76,748,000 that raises substantial doubt about its ability to continue as a going concern.

In view of these conditions, the ability of the Company to continue as a going concern is uncertain and dependent upon support from its parent company, MIGENIX Inc., to fund ongoing operations and ultimately achieving a profitable level of operations. Management believes that its current and future plans enable it to continue as a going concern. However, there are no assurances that these plans will be successful.  These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2.

Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of these financial statements are as follows:

Principles of Consolidation

The accompanying consolidated financial statements for the periods ended December 31, 2002 and 2001 include the accounts of MIGENIX Corp. and its wholly owned subsidiaries: Mimotopes Pty., Ltd, Mimotopes France SARL, and Mimotopes (UK) Limited (collectively “Mimotopes”; Note 3) and Apollo BioPharmaceutics, Inc. (Note 4).  All intercompany accounts and transactions have been eliminated in consolidation.  The Company’s consolidated financial statements have been restated, where applicable, to reflect the results of the Company’s chemistry business operated by Mimotopes as a discontinued operation (Note 3).

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  In addition, significant estimates are inherent in the valuation of purchased in-process research and development.  Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all investments in money market mutual funds, commercial paper and corporate and government bonds and notes with original maturities from the date of purchase of 90 days or less to be cash equivalents.  Investments with original maturities beyond 90 days are considered to be short-term investments.  Short-term investments are classified as available-for-sale and are carried at fair value and any unrealized gains and losses are reported as a component of accumulated other comprehensive loss.  The cost of investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity.  Such amortization and accretion are included in interest income.  Realized gains and losses are included in other income.  The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Lab and Office equipment	3-5 years
Computer equipment	3 years

Tenant improvements are depreciated over the lesser of 10 years or the life of the related lease.  When assets are retired or sold, the assets and accumulated depreciation are removed from the respective accounts and any gain or loss is recognized in other income (expense).  As at December 31, 2003 the Company fully depreciated the tenant improvements resulting in an additional $300,000 depreciation expense for the year ending December 31, 2003.

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $902,000, $1,666,000 and $1,982,000, respectively.

Long-Lived Assets

The Company assesses potential impairments of its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized if the sum of the expected future undiscounted cash flows from the use of the asset is less than the net book value of the asset.  The amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair values.

Intangible Assets

Intangible assets are comprised of goodwill and acquired developed technology.  Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired.  Effective as of the beginning of 2002, the Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets.  FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition.  The provisions of FAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

Starting in 2002, the Company no longer records goodwill amortization.  Goodwill is tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired.  Developed technologies acquired in business acquisitions are amortized on a straight-line basis over their useful lives of five to twenty years.

In 2002, the Company revised its future earnings forecasts due to continued net cash outflows experienced by the Company, the expiration of the collaborative research and development agreement with Pfizer Inc. in May 2002 (Note 7) and the sale of the Company’s chemistry business in November 2002 (Note 3).  As a result, the Company recorded a goodwill impairment loss of $8,068,000 in 2002.  As a result of this impairment and the sale of Mimotopes (Note 3), there were no goodwill balances remaining as of December 31, 2002.

As at December 31, 2003 the Company determined that the carrying value of the developed technology had been impaired and as a result recorded an impairment loss of $526,000 ($874,000 carrying value of the developed technology net of deferred tax liability of $348,000) for the year ended December 31, 2003. As a result of this impairment, there is no intangible asset balance remaining as of December 31, 2003.

Revenue Recognition

The Company recognizes revenue on an accrual basis when amounts are considered collectible, evidence of an arrangement exists and fees are fixed and determinable.  Any amounts received in advance of performance are recorded as deferred revenue until earned.

Collaboration revenue includes amounts earned under the Company's collaborative agreements including up-front fees, research funding, milestone payments and royalties.  Up-front payments which are received in advance of performance obligations are deferred and recognized over the related performance period.  Amounts received for research funding for a specified number of full time researchers are recognized as revenue as the services are performed.  Milestone payments will be recognized upon completion of the related substantive technical milestones.  Royalty payments will be recognized as earned.  To date, the Company has not received any milestone or royalty payments.

Research and Development

Research and development costs are expensed in the period incurred.  Research and development costs consist of salaries, contracted research and development costs and allocations of administrative expenses.

Disclosures about Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments approximate their related fair values based on either the short-term nature of the instruments or current interest rates available to the Company for similar instruments.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency.  Assets and liabilities of foreign subsidiaries are translated at the rate of exchange at the balance sheet date.  Income and expense items are translated at the average rate of exchange during the reporting period.  Gains and losses resulting from foreign currency translation are included as a component of other comprehensive loss.  Other foreign transaction gains and losses are included in our results of operations.  In connection with the sale of Mimotopes (Note 3), the Company released the accumulated foreign currency translation loss.  The balance of the accumulated foreign currency translation loss as of the date of the sale was included in the calculation of the gain on disposal of discontinued operations.

Stock-Based Compensation

Beginning January 1, 2003, the Company began expensing the fair market value of newly granted stock options to employees and directors pursuant to SFAS No. 123, “Accounting for Stock-based Compensation.”  The fair value of a stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  The total expense for 2003 related to the fair value of stock options granted to employees and directors was $13,000.  For 2002 and prior years, as permitted by SFAS No. 123 and in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, the Company measured compensation expense for its employee stock-based compensation plan (Note 10) using the intrinsic value method.  Accordingly, compensation cost for stock awards was measured as the excess, if any, of the fair value of the Company's common stock for financial reporting purposes at the date of grant over the amount an employee was required to pay to acquire the stock.

Compensation cost is amortized over the related vesting periods using an accelerated method in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.  Accrued compensation costs for unvested awards that are forfeited are reversed against compensation expense or unearned stock-based compensation, as appropriate, in the period of forfeiture.

In accordance with the disclosure requirements of SFAS No. 148, “Accounting for Stock-based Compensation – Transition and Disclosure”, since the Company adopted the fair value based method of accounting for employee stock-based compensation expense pursuant to SFAS No. 123 effective January 1, 2003 for newly granted stock based compensation awards only, the following table provides pro forma disclosures of the net loss as if the fair value method had been applied in measuring compensation expense for all outstanding employee and director stock options.

	December 31,
	2003	2002	2001

Net loss, as reported	$ (4,064,000)	$ (19,091,000)	$ (21,113,000)
Add back: Stock-based employee compensation (recovery) expense included in reported net loss	(207,000)	1,228,000	2,009,000
Deduct: Stock-based employee compensation recovery (expense) determined under fair value method	319,000	(1,306,000)	(2,178,000)

Pro forma net loss	$ (3,952,000)	$ (19,169,000)	$ (21,282,000)

Stock-based awards issued to non-employees are accounted for using a fair value method and are remeasured to fair value at each period end until the earlier of the date that performance by the non-employee is complete or a performance commitment has been obtained.  The fair value of awards to non-employees is estimated using the Black-Scholes option pricing model. Compensation cost associated with non-employee options is recognized over the related vesting period using an accelerated method in accordance with FASB Interpretation No. 28.

Income Taxes

Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year.  A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards.  Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities.  The Company presents other comprehensive income (loss) in its consolidated statements of stockholders' equity.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable.  The Company invests its excess cash primarily in marketable debt securities of corporations and financial institutions with strong credit ratings.  The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity of its short-term investments. Accounts receivable are generally unsecured.  The Company performs on-going credit evaluations of its collaborators and maintains an allowance for potential credit losses as considered necessary. As at December 31, 2003, one party accounted for 96% of accounts receivable. The entire amount was received subsequent to year end. At December 31, 2002, three collaborators accounted for 97% of accounts receivable.  During the years ended December 31, 2003, 2002 and 2001, revenue from Pfizer Inc ("Pfizer") accounted for approximately 44%, 93% and 99%, respectively, of total revenue.  During the years ended December 31, 2003, 2002 and 2001, revenue from Wyeth Inc ("Wyeth") accounted for approximately 56%, 5% and nil%, respectively, of total revenue.

3.

Discontinued Operations

Sale of Mimotopes

In November 2002, the Company and Fisher Scientific International, Inc. (“Fisher”) entered into a Share Purchase Agreement pursuant to which Fisher agreed to purchase all of Company’s shares of its wholly owned subsidiary, Mimotopes, in exchange for $9,050,000 in cash; in addition, Mimotopes will provide research and development services, at no charge to the Company, over a three-year period, with a fair value of $1,091,000.

In connection with the sale, the Company recorded a gain of $6,004,000, representing the excess of the cash received and the fair value of the future services over the Company’s investment basis in Mimotopes, less costs to sell of $968,000.

The Company’s consolidated financial statements for all periods presented have been restated to reflect the Company’s chemistry business (operated through its Mimotopes subsidiary) as a discontinued operation.

Summarized information for discontinued operations is as follows:

	2003	2002	2001

Revenue	$ -	$ 6,031,000	$ 5,253,000

Income (loss) before income taxes	$ -	$ 653,000	$ 33,000
Income tax provision (benefit)	-	316,000	(27,000)

Income (loss) from discontinued operations, net of income taxes	$ -	$ 337,000	$ 60,000

4.

Acquisitions

Apollo BioPharmaceutics, Inc.

In June 2001, the Company acquired all of the outstanding stock of Apollo BioPharmaceutics, Inc. ("Apollo"). This acquisition was accounted for as a purchase.  Total consideration for the acquisition of $16,342,000 is comprised of the following:

Cash	$ 1,057,000
Series G redeemable convertible preferred stock and warrants	14,750,000
Transaction costs	535,000

Purchase price	$ 16,342,000

In connection with the acquisition, the Company issued 1,511,685 Series G redeemable convertible preferred stock and warrants to purchase 279,397 shares of Series G redeemable convertible preferred stock.

The Series G redeemable convertible preferred stock was valued at $7.50 per share, totaling $12,598,000 and the Series G redeemable convertible preferred stock warrants issued were valued at $2,152,000.  The Series G redeemable convertible preferred stock warrants were valued using the Black-Scholes option pricing model with the following assumptions: fair value of underlying common stock of $7.50 per share; dividend yield of 0%; volatility of 99%; a risk-free interest rate of 5.63% and a contractual life of ten years.  Of the 279,397 Series G warrants issued, 141,614 had strike prices ranging from $2.23 to $4.33 and 137,783 had strike prices ranging from $7.81 to $9.78.  All the Series G redeemable convertible preferred stock warrants were outstanding and fully vested at December 31, 2003.

The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired, resulting in the following allocation:

Developed technology	$ 1,000,000
In-process research and development	7,200,000
Other tangible assets	351,000
Assumed liabilities	(242,000)
Deferred tax liability	(398,000)

7,911,000
Residual – goodwill	8,431,000

$ 16,342,000

Purchased in-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.  The fair values for each of the in-process research and development projects were determined by estimating the resulting net cash flows from such products after their completion and commercialization, discounting the net cash flows to present value, and applying the percentage of completion of the projects thereto.  In-process research and development consisted of efforts to evaluate drugs for the treatment of stroke and cardioprotection valued at $1,500,000, and Parkinson's disease valued at $5,700,000.

5.

Sale of Diabetes Program

On December 31, 2003, the Company entered into an Acquisition Agreement (the “Agreement”) for the sale of the rights to the Company’s diabetes program.  Proceeds on the sale were $2,000,000 all of which is included in accounts receivable at December 31, 2003.  Transaction costs of $111,000 were incurred on the sale resulting in a net gain on disposition of $1,889,000.  The gain on disposition is included in other income for the year ended December 31, 2003.  Of the $2,000,000 proceeds on sale, $1,750,000 was collected in January 2004 and the remaining $250,000 was collected in February 2004.

6.

Composition of Certain Balance Sheet Captions

	December 31,
	2003	2002

Accounts Receivable
Trade accounts receivable	$ 84,000	$ 104,000
Receivable on sale of diabetes program (note 5)	2,000,000	-

	$ 2,084,000	$ 104,000

Property and Equipment, net
Office equipment	$ 516,000	$ 518,000
Computer equipment	129,000	305,000
Lab equipment	2,824,000	4,025,000
Tenant improvements	2,411,000	2,411,000

	5,880,000	7,259,000
Less accumulated depreciation	(5,483,000)	(5,849,000)

	$ 397,000	$ 1,410,000

Intangible Assets
Goodwill	$ 8,431,000	$ 8,431,000
Less accumulated amortization	(363,000)	(363,000)
Less impairment charges	(8,068,000)	(8,068,000)

	-	-

Developed technology	1,000,000	1,000,000
Less accumulated amortization	(126,000)	(76,000)
Less impairment charge	(874,000)

	-	924,000

	$ -	$ 924,000

Accrued Compensation
Accrued compensation	$ 59,000	$ 360,000
Accrued paid time off	-	288,000
Other	1,000	20,000

	$ 60,000	$ 668,000

Other Accrued Liabilities
Income taxes payable	$ -	$ 1,873,000
Other	448,000	458,000

	$ 448,000	$ 2,331,000

7.

Collaborative Research, Licensing and Royalty Agreements

Pfizer Inc

In November 1998, the Company entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease.  Under the terms of the agreement, Pfizer funded research performed by the Company for a specific number of full time researchers through May 2002.  Concurrent with the research and development agreement, the Company also entered into a license and royalty agreement with Pfizer pursuant to which the Company granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement.  To date, no milestones have been achieved and the Company has not received any royalty income associated with the agreement.

Total revenue recognized during the years ended December 31, 2003, 2002 and 2001, related to this agreement was $118,000, $872,000 and $3,271,000, respectively.

Wyeth

The Company is a party to a license agreement with Wyeth. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer's disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth's product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us. To date, no milestones have been achieved and the Company has not received any royalty income associated with the agreement.

Total revenue recognized during the years ended December 31, 2003, 2002 and 2001, related to this agreement was $151,000, $43,000 and $nil, respectively.

8.

Long-term Debt

The Company has no notes payable at December 31, 2003.  Prior to December 31, 2003, the Company’s notes payable to banks and financing companies represented equipment financing agreements and were collateralized by the equipment financed.  Interest rates on the notes are expressed based on annual rates.  Payments on the notes were due monthly.

	December 31,
	2003	2002
Note payable to bank, bearing interest at 7.75%, principal and interest payments through April 2005 (“Note A”)	$ -	$ 1,510,000

Note payable to bank, bearing interest at 9.47%, principal and interest payments through June 2003 (“Note B”)	-	333,000

Notes payable to financing company, with stated interest rates between 8.30% and 9.55% and effective interest rates between 14.16% and 14.50%, due between January 2003 and September 2003	-	227,000

Note payable to financing company, bearing interest at 7.5% per annum, payable monthly, for insurance policies, due July 2003	-	29,000

	-	2,099,000
Less unamortized discount	-	(32,000)
Less current portion	-	(2,067,000)

Non-current portion	$ -	$ -

In June 2001, the Company entered into Note A, which entitled the Company to borrow up to $2,000,000.  In connection with Note A, the Company issued to the lender a fully vested, exercisable warrant to purchase 8,000 shares of Series F redeemable convertible preferred stock.  The remaining balance of Note A was fully paid in September 2003. The Company had recorded a related debt discount equal to the fair value of the warrants of $46,000, which was amortized to interest expense.

In June 1999, the Company entered into Note B and issued the lender a fully vested, exercisable warrant to purchase 11,333 shares of Series E redeemable convertible preferred stock.  The Company recorded a related debt discount equal to the fair value of the warrants of $46,000, which was amortized to interest expense.

In December 1999, the Company entered into a note under an agreement with a financing company and the Company issued the lender a fully vested, exercisable warrant to purchase 8,500 shares of Series E redeemable convertible preferred stock.  The Company recorded a debt discount of $31,000 related to the warrants, which was amortized to interest expense.

In March 1997, the Company entered into a note which was repaid in full in January 2001.  In connection with this note, the Company issued the lender a fully vested, exercisable warrant to purchase 16,000 shares of Series C redeemable convertible preferred stock.  The Company recorded a related debt discount equal to the fair value of the warrants of $24,000, which was amortized to interest expense.

All warrants discussed above were outstanding at December 31, 2003. The warrants to purchase 11,333 shares of Series E preferred stock issued in connection with Note B expired on June 15, 2004.

In accordance with the bank debt agreements, the Company was required to maintain certain minimum cash balances and monthly liquidity ratios, various non-financial covenants, and was restricted from paying dividends.

 As of December 31, 2002, the Company was not in compliance with the liquidity ratio requirement.  Subsequent to December 31, 2002, the Company obtained a waiver of these violations from the bank.  Based on the uncertainties surrounding the covenants, the Company had classified its debt balances as current as of December 31, 2002. During 2003, the notes were repaid in full leaving a balance of $nil payable at December 31, 2003.

9.

Redeemable Convertible Preferred Stock

The Company's outstanding redeemable convertible preferred stock consists of the following:

	December 31,
	2003	2002
Series A-1 redeemable convertible preferred stock, $0.001 par value, 52,000 shares authorized, issued and outstanding at December 31, 2003 and 2002, liquidation preference of $650,000	$ 623,000	$ 623,000

Series B through B-4 redeemable convertible preferred stock, $0.001 par value, 160,800 shares authorized, issued and outstanding at December 31, 2003 and 2002, liquidation preference of $4,020,000	3,955,000	3,955,000

Series C redeemable convertible preferred stock, $0.001 par value, 3,308,431 authorized, 3,292,431 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $10,560,000	10,501,000	10,501,000

Series D through D-1 redeemable convertible preferred stock, $0.001 par value, 6,716,084 authorized, 3,351,042 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $16,085,000	16,032,000	16,032,000

Series E redeemable convertible preferred stock, $0.001 par value, 853,167 authorized, 833,334 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $5,000,000	4,991,000	4,991,000

Series F through F-1 redeemable convertible preferred stock, $0.001 par value, 6,519,681 authorized, 3,345,022 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $25,088,000	23,995,000	23,995,000

Series G redeemable convertible preferred stock, $0.001 par value, 2,200,000 authorized, 1,679,603 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $12,597,000	11,338,000	11,338,000

Warrants to purchase redeemable convertible preferred stock	2,174,000	2,174,000

	$ 73,609,000	$ 73,609,000

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the redeemable convertible preferred stock are entitled to receive, prior and in preference to any distributions to common stockholders, the liquidation preferences stated above, plus all declared but unpaid dividends.  After payment of these amounts, remaining assets and funds of the Company will be distributed to the common stockholders on a pro rata basis.  A sale of the Company's assets or an acquisition of the Company by another entity is deemed liquidation.  Subsequent to December 31, 2003 and in accordance with the terms of the merger (note 17[a]), the Company obtained stockholder approval for an amendment to the liquidation preference such that the common stockholders would be entitled to receive $25,000 of the merger consideration, prior and in preference to any distribution to the preferred stockholders.

The holder of each share of redeemable convertible preferred stock is entitled to one vote for each share of common stock into which the preferred stock would convert.  The holders of Series A-1 and Series B through B-4 redeemable convertible preferred stock are entitled, voting as a single class, to elect two directors to the Company's board; the holders of Series C redeemable convertible preferred stock are entitled, voting as a single class, to elect two directors to the Company's board; and the holders of Series D through D-1, Series E, Series F through F-1 and Series G redeemable convertible preferred stock are entitled, voting as a single class, to elect one director to the Company's board.

As at December 31, 2003, the Company had reserved 13,188,826 shares of common stock for the conversion of redeemable convertible preferred stock.  The redeemable convertible preferred stock is subject to certain antidilution adjustments and has voting rights equal to the common stock issuable upon conversion.  Each share of redeemable convertible preferred stock shall automatically convert into common stock upon the closing of an initial public offering of the Company at a price equal to or exceeding $10.00 per share and with net proceeds to the Company equal to or exceeding $15,000,000, or upon vote or written consent of at least 66.67% of the redeemable convertible preferred stock holders.  Holders of the redeemable convertible preferred stock shall be entitled to receive, when and if declared by the board of directors, a non-cumulative dividend in preference to any dividends declared on common stock as follows.  The table below summarized the conversion and dividends mentioned above:

	Conversion Ratio	Non-Cumulative Dividends per Share

Series A-1	2.17	$ 1.00
Series B	3.57	2.00
Series B-1	4.09	2.00
Series B-2	3.41	2.00
Series B-3	2.13	2.00
Series B-4	3.99	2.00
Series C	1.00	0.26
Series D, D-1	1.00	0.38
Series E	1.00	0.48
Series F, F-1, G	1.00	0.60

To date, no dividends have been declared.  Prior to repayment of the notes payable, the Company's debt agreements restricted it from paying dividends.

Subsequent to December 31, 2003 and in accordance with the merger (note 17[a]), all of the issued and outstanding common and preferred stock was acquired by M&M Holdings Inc., a subsidiary of  MIGENIX Inc.

Warrants

During June 1993, in connection with the issuance of notes payable that were subsequently converted into Series B convertible preferred stock, the Company issued a warrant to purchase 3,200 shares of common stock at $25.00 per share.

During May 1996, in connection with the sale of the Series C convertible preferred stock, the Company issued to common stockholders warrants to purchase 63,842 shares of common stock at $0.25 per share.

The Company also issued warrants in connection with its equipment financing agreements (Note 8) and its acquisition of Apollo (Note 4).

The Company at December 31, 2003 has reserved 67,042 shares of common stock, 16,000 shares of Series C redeemable convertible preferred stock, 7,000 shares of Series D redeemable convertible preferred stock, 19,833 shares of Series E redeemable convertible preferred stock, 8,000 shares of Series F redeemable convertible preferred stock and 279,397 shares of Series G redeemable convertible preferred stock for issuance upon exercises of outstanding common and redeemable convertible preferred stock warrants.

Subsequent to December 31, 2003 and in accordance with the terms of the merger (note 17[a]), all of the warrants to purchase common stock were terminated. Warrants to purchase preferred stock were assumed by MIGENIX Inc (note 17[a]).

10.

Stock Options

2000 Outside Directors Stock Option Plan

In 2000, the board of directors approved the 2000 Outside Directors Stock Option Plan ("2000 Plan") for outside directors of the Company, which provides for the issuance of up to 250,000 shares of common stock in the form of nonqualified stock options.  Nonqualified stock options may not be granted with exercise prices less than 85% of the fair market value of the stock on the grant date.  Initial option grants typically vest 25% per year and annual option grants vest ratably over one year.  Options granted under the 2000 Plan have a term of up to ten years.  At December 31, 2003, options to purchase 75,000 shares were available for grant under the 2000 Plan. Subsequent to December 31, 2003 the 2000 Plan was terminated (note 17[a]).

1993 Stock Option Plan

In 1993, the board of directors approved the 1993 Stock Option Plan ("1993 Plan") for selected employees, directors and consultants, which provides for the issuance of up to 2,960,000 shares of common stock in the form of nonqualified or incentive stock options.  Nonqualified stock options may not be granted with exercise prices less than 85% of the fair market value of the stock on the grant date.  Incentive stock options may not be granted with exercise prices less than 100% of the fair market value of the stock on the grant date.  Options typically vest 25% per year for employees.  Options granted under the 1993 Plan may have a term of up to ten years.  At December 31, 2003, options to purchase 1,294,814 shares were available for grant under the 1993 Plan. Subsequent to December 31, 2003 the 1993 Plan was terminated (note 17[a]).

A summary of stock option activity for all plans is as follows:

	Number of	Weighted-
	Optioned	Average
	Common Stock	Exercise Prices

Balance at December 31, 2000	1,367,213	$0.59
Granted	734,830	$1.97
Exercised	(65,080)	$0.58
Canceled	(39,584)	$1.49

Balance at December 31, 2001	1,997,379	$1.08
Granted	401,860	$1.05
Exercised	(173,109)	$0.38
Canceled	(79,890)	$1.58

Balance at December 31, 2002	2,146,240	$1.11
Granted	280,300	$0.79
Exercised	-	-
Canceled	(910,494)	$1.16

Balance at December 31, 2003	1,516,046	$1.03

The number of common stock that could be issued under options exercisable at December 31, 2003, 2002 and 2001 are 1,086,380, 1,217,950 and 979,411 respectively. Subsequent to December 31, 2003 all options for the purchase of common stock were canceled (note 17[a]).

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

$0.25 - $0.50	402,556	3.22	$0.28	398,906	$0.28
$0.80 - $1.50	691,360	7.41	$0.87	368,641	$0.88
$2.00 - $3.75	422,030	7.26	$2.01	318,833	$2.01

$0.25 - $3.75	1,516,046	6.25	$1.03	1,086,380	$0.99

The weighted-average grant-date fair value of options granted is as follows:

	Year Ended December 31,
	2003	2002	2001

Exercise price equal to fair value of common stock on the grant date	$0.11	$0.11	$ -
Exercise price less than fair value of common stock on the grant date	$ -	$8.24	$5.83

As described in Note 2, beginning January 1, 2003, the Company began expensing the fair market value of newly granted stock options to employees and directors pursuant to SFAS No. 123, “Accounting for Stock-based Compensation”. Accordingly, during the year ended December 31, 2003, in connection with the grant of stock options to directors, the Company recorded stock-based compensation expense in the amount of $13,000.  There were no stock options granted to employees in 2003.

Prior to 2003, as permitted by SFAS No. 123 and in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, the Company measured compensation expense for its employee stock-based compensation plan using the intrinsic value method. Accordingly, during the year ended December 31, 2002, in connection with the grant of various stock options to employees and directors, the Company recorded unearned stock-based compensation of $558,000, representing the difference between the exercise price and the estimated fair value of the Company's common stock for financial reporting purposes on the date such stock options were granted.  Unearned compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28.  During the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization of unearned stock-based compensation on employee and director options in the amount of $(207,000), $1,228,000 and $2,009,000, respectively, net of forfeitures, which has been charged to operations during the year.

During the years ended December 31, 2003, 2002 and 2001, in connection with the grant of stock options granted to non-employee consultants, the Company recorded stock-based compensation expense in the amounts of $33,000, $(73,000) and $524,000, respectively, net of forfeitures.

The fair value of each director option was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,
	2003	2002	2001

Dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Risk-free interest rate	3.80%	3.80%	3.80%
Expected life (years)	2	2	2

The fair value of each employee option grant was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,
	2003	2002	2001

Dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Risk-free interest rate	4.60%	4.60%	4.60%
Expected life (years)	4	4	4

The fair value of each non-employee consultant option grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,
	2003	2002	2001

Dividend yield	0%	0%	0%
Expected volatility	99%	99%	99%
Risk-free interest rate	6.00%	6.00%	6.00%
Contractual life (years)	5 - 10	5 – 10	5 - 10

11.

Employee Benefit Plans

401(k) Plan

Effective July 1994, the Company established a deferred compensation plan (the "401(k) Plan") pursuant to Section 401(k) of the Internal Revenue Code.  Prior to January 1, 2002, the 401(k) Plan allowed all eligible employees to contribute up to 15% of their pretax earnings, not to exceed amounts allowed under the Internal Revenue Code.  Such contribution percentage was increased to a maximum of 25% effective January 1, 2002.  The 401(k) Plan allows the Company to make voluntary matching contributions.  The 401(k) plan was terminated on December 31, 2003.  No contributions were ever made by the Company.

12.

Income Taxes

The components of the income tax expense (benefit) are as follows:

	2003	2002	2001

Current
Federal	$ -	$ -	$ -
State	-	1,000	1,000
Foreign	(1,872,000)	1,872,000

	(1,872,000)	1,873,000	1,000
Deferred
Federal	(1,953,000)	(4,557,000)	(3,981,000)
State	598,000	(1,233,000)	(1,149,000)

	(1,355,000)	(5,790,000)	(5,130,000)
Change in valuation allowance	987,000	5,770,000	5,119,000

	$(2,240,000)	$1,853,000	$(10,000)

A reconciliation of income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows:

	2003	2002	2001
Amounts computed at statutory federal rate	$(2,143,000)	$(5,975,000)	$(7,200,000)
Purchased in-process research and development	-	-	2,448,000
Book tax basis difference on Mimotopes disposal	-	(91,000)	- -
Foreign tax (recovery) expense, net of federal expense (benefit)	(1,235,000)	1,235,000	-
Impairment of long-lived assets	-	2,743,000	-
State taxes	394,000	(812,000)	(841,000)
Change in valuation allowance of deferred tax	987,000	5,770,000	5,119,000
Federal research and development credits	(155,000)	(497,000)	(308,000)
Stock-based compensation	(56,000)	304,000	460,000
Goodwill amortization	-	-	116,000
Permanent items	1,000	7,000	8,000
Other	(33,000)	(831,000)	188,000

	$(2,240,000)	$1,853,000	$(10,000)

Net deferred tax assets (liabilities) are comprised of the following components:

	2003	2002

Net operating loss carryforwards	$ 16,220,000	$ 15,416,000
Research and development credit carryforwards	2,838,000	2,588,000
Capitalized research and development costs	3,494,000	2,635,000
Deferred foreign tax deduction	-	636,000
Property and equipment	1,066,000	1,113,000
Acquired intangibles	-	(368,000)
Accrued liabilities	133,000	386,000
Stock-based compensation	818,000	818,000
Other	52,000	42,000

	24,621,000	23,266,000
Less valuation allowance	(24,621,000)	(23,634,000)

	$ -	$ (368,000)

Based on a number of factors, including the lack of earnings history and the fact that the Company competes in a developing market that is characterized by rapidly changing technology, management believes there is sufficient uncertainty regarding the realization of deferred tax assets in the United States of America such that a full valuation allowance has been provided.

At December 31, 2003, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $46,228,000 and $8,623,000, respectively, and research and development credit carryforwards for federal and state tax purposes of approximately $1,763,000 and $1,628,000, respectively.  The federal net operating loss and research and development credit carryforwards begin to expire in 2006.  The state net operating loss carryforwards begin to expire in 2007, and the state research and development credit carryforwards have no expiration date.

Pursuant to Section 382 of the Internal Revenue Code, approximately $4,296,000 of the Company's federal net operating loss carryforwards and approximately $156,000 of the Company’s federal research and development credit carryforwards are subject to a general annual limitation of approximately $286,000 due to cumulative changes in ownership of more than 50% which occurred in 1996.

Additionally, the Company experienced another ownership change subsequent December 31, 2003 (note 17[a]).  As such, its net operating loss and research and development credit carryforwards incurred since the 1996 change will be subject to further limitation.  Furthermore, it is possible that a more restrictive limitation could be imposed on the pre-1996 net operating loss and research and development credit carryforwards if another ownership change occurs.

13.

Commitments and Contingencies

Commitments

Subsequent to December 31, 2003 the Company reached an agreement to terminate its lease for office and lab facilities (Note 17[b]).  Total lease payments in 2004 under the terminated lease agreement were $836,000 before merger consideration paid to the landlord and Company furniture and fixtures transferred to the landlord.

The Company entered into a one year renewable lease agreement for new office premises effective June 18, 2004.  Future payments under the new lease agreement are as follows:

June 18 – December 31, 2004	29,000
January 1 – June 30, 2005	27,000

$ 56,000

Rent expense under non-cancelable operating leases is accounted for on a straight line basis and totaled $889,000, $918,000 and $468,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

14.

Related Party Transactions

Included in other current assets at December 31, 2003 and 2002 is a promissory note from an executive officer of the Company.  The note is non-interest bearing and repayable on May 15, 2006.  Subsequent to December 31, 2003 $25,000 of the principal amount was forgiven by the Company.

15.

Reconciliation of Generally Accepted Accounting Principles

The Company prepares the consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except as follows:

[a]Under US GAAP, technology acquired by the Company where technological feasibility has not been established and no future alternative use exists is classified as in-process research and development and expensed upon acquisition. Under Canadian GAAP, technology acquired would be capitalized and amortized on a straight-line basis over its estimated useful life of ten years.

[b] Under U.S. GAAP, stock-based compensation to non-employees is recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy would be adopted effective January 1, 2002 and applies only to options granted on or after January 1, 2002.

[c] Under Canadian GAAP, accounting for stock-based compensation granted to directors and employees is effective only for stock options granted on or after January 1, 2003.

The impact of significant U.S. GAAP variations on the Consolidated Balance Sheets are as follows:

	2003	2002
	$	$

Intangible assets	4,522,000	6,044,000
Additional paid–in capital	1,763,000	1,747,000
Accumulated deficit	(67,880,000)	(63,041,000)

The impact of significant U.S. GAAP variations on the Consolidated Statements of Loss are as follows:

	2003	2002	2001
	$	$	$

Net loss under U.S. GAAP	(4,064,000)	(19,091,000)	(21,113,000)
Adjustment for in-process research and development and amortization thereof	(598,000)	(1,950,000)	6,811,000
Adjustment for stock-based compensation
- employees	(207,000)	1,228,000	2,009,000
- non-employees	30,000	(154,000)	524,000
Net loss under Canadian GAAP	(4,839,000)	(19,967,000)	(11,769,000)

16.

Comparative Figures

Certain comparative figures have been reclassified from statements previously presented to conform with the presentation adopted during the year ended December 31, 2003.

17.

Subsequent Events

[a] Merger and Reorganization

On April 15, 2004 the Company entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”) with MIGENIX Inc., under which MIGENIX Inc. through its wholly owned subsidiary M&M Holdings Inc. would acquire all the outstanding stock of the Company and settle certain financial obligations of the Company.  On August 31, 2004, the Company, having obtained written stockholder consents exceeding the required stockholder approval thresholds, completed the merger and reorganization. Pursuant to the Agreement MIGENIX Inc. assumed all outstanding warrants for the purchase of Company preferred stock and such warrants now entitle the warrant holders to the amount of merger consideration such holders would have received if they had exercised their warrants immediately prior to the merger. All options and warrants for the purchase of common stock of the Company outstanding at August 31, 2004 expired unexercised and the option plans were terminated. A portion of the merger consideration was paid to the landlord (note 17[b]) and other creditors of the Company and as a bonus to management for completion of the merger. A cash commission of $250,000 was paid to the agent representing the Company in the merger and the agent is also entitled to receive a portion of any milestone payments payable as part of the merger consideration.

[b] Early Termination of Premise Lease Agreement

On March 30, 2004 the Company reached an agreement to terminate its premises lease agreement. In addition to the $836,000 in rent and termination charges paid to the landlord by the Company in 2004 (Note 13) the landlord received $440,000 in MIGENIX Inc. common stock from the merger consideration (note 17[a]) and furniture and fixtures with a net book value of $114,000. The landlord is also entitled to receive a portion of any milestone payments payable as part of the merger consideration.

[c] Corporate Name Change

On September 24, 2004 the Company changed its name to MIGENIX Corp.

MIGENIX Corp. (formerly MitoKor, Inc.)

Consolidated Financial Statements

July 31, 2004

(Unaudited - Expressed in U.S. dollars)

Notice to Reader

These consolidated financial statements have been prepared by management and have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

MIGENIX Corp. (formerly Mitokor Inc.)

CONSOLIDATED BALANCE SHEETS

As at (Unaudited—in thousands of U.S. dollars)	July 31, 2004 $	December 31, 2003 $

ASSETS Current
Cash and cash equivalents	895	298
Amounts receivable	104	2,084
Prepaid expenses and deposits	661	481
Total current assets	1,660	2,863
Other assets	116	400
Capital assets (note 2)	19	397
	1,795	3,660

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities	1,003	689
Total current liabilities	1,003	689
Shareholders’ equity
Common shares	-	-
Preferred shares	73,609	73,609
Contributed surplus	6,291	6,289
Unearned compensation	-	(179)
Deficit	(79,108)	(76,748)
Total shareholders’ equity	792	2,971
	1,795	3,660

See accompanying notes

MIGENIX Corp. (formerly MitoKor Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited—in thousands of U.S. dollars except per share amounts)	Three months ended July 31,		Seven months ended July 31,
	2004 $	2003 $	2004 $	2003 $
REVENUE Research and development collaboration	109	69	206	90
	109	69	206	90
EXPENSES Research and development General and corporate Amortization	460 308 23	1,499 508 187	1,937 523 48	3,828 1,186 447
	791	2,194	2,508	5,461
Operating loss for the period	(682)	(2,125)	(2,302)	(5,371)
Other income (expense) Interest income Other income	28 69	34 101	80 (138)	70 130
	97	135	(58)	200
Loss for the period Deficit, beginning of period	(585) (78,523)	(1,990) (75,865)	(2,360) (76,748)	(5,171) (72,684)
Deficit, end of period	(79,108)	(77,855)	(79,108)	(77,855)

See accompanying notes

MIGENIX Corp. (formerly MitoKor Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended July 31,		Seven months ended July 31,
(Unaudited—in thousands of U.S. dollars)	2004 $	2003 $	2004 $	2003 $
OPERATING ACTIVITIES
Loss for the period	(585)	(1,990)	(2,360)	(5,171)
Items not affecting cash:
Amortization	23	187	48	447
Stock based compensation	123	80	181	143
Loss on disposal of capital assets	8	-	14	1
Changes in non-cash working capital items relating to operating activities:
Amounts receivable	(59)	(31)	(20)	34
Prepaid expenses and deposits	167	50	(180)	(27)
Accounts payable and accrued liabilities	(6)	(51)	314	(764)
Deferred tax liability	-	(5)	-	(11)
Cash (used in) operating activities	(329)	(1,760)	(2,003)	(5,348)

FINANCING ACTIVITIES
Repayment of notes payable	-	(333)	-	(908)
Cash (used in) financing activities	-	(333)	-	(908)

INVESTING ACTIVITIES
Other assets	-	-	284	199
Proceeds on sale of diabetes program	-	-	2,000	-
Proceeds on disposal of capital assets	29	-	316	-
Cash provided by investing activities	29	-	2,600	199

(Decrease) increase in cash and cash equivalents	(300)	(2,093)	597	(6,057)
Cash and cash equivalents, beginning of period	1,195	5,522	298	9,486
Cash and cash equivalents, end of period	895	3,429	895	3,429

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Seven months ended July 31, 2004 (Unaudited—U.S. dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles for interim financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2003.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2.

CAPITAL ASSETS

Property and Equipment, net	July 31, 2004	December 31, 2003
Office equipment	$ 145	$ 516
Computer equipment	90	129
Lab equipment	703	2,824
Tenant improvements	-	2,411

	937	5,880
Less accumulated depreciation	(919)	(5,483)

	$ 19	$ 397

During the seven months ended July 31, 2004, the Company disposed of a significant portion of its capital assets as it down-sized its operations. The net loss on disposal of the capital assets was $13,000.

3.

STOCK-BASED COMPENSATION

Beginning January 1, 2003, the Company began expensing the fair market value of newly granted stock options to employees and directors pursuant to SFAS No. 123, “Accounting for Stock-based Compensation.”  The fair value of stock option grants are estimated on the date of grant using the Black-Scholes option-pricing model.  During the seven months ended July 31, 2004, there were 15,000 options granted to directors at an exercise price of $0.001, which was the Company’s best estimate of fair market value at that time and no options granted to employees. The Company has not recorded any stock based compensation for the fair value of the 2004 grants as the impact would be immaterial. The total expense related to the fair value of stock options granted to employees and directors during the seven months ended July 31, 2003 was approximately $8,000.

The fair value of each director option was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Seven months ended July 31,
2003

Dividend yield	0%
Expected volatility	0%
Risk-free interest rate	3.80%
Expected life (years)	2

The fair value of each employee option grant was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Seven months ended July 31,
2003

Dividend yield	0%
Expected volatility	0%
Risk-free interest rate	4.60%
Expected life (years)	4

In accordance with the disclosure requirements of SFAS No. 148, “Accounting for Stock-based Compensation – Transition and Disclosure”, since the Company adopted the fair value based method of accounting for employee stock-based compensation expense pursuant to SFAS No. 123 effective January 1, 2003 for newly granted stock based compensation awards only, the following table provides pro forma disclosures of the net loss as if the fair value method had been applied in measuring compensation expense for all outstanding employee and director stock options.

	Seven months ended July 31,
(in thousands of U.S. dollars)	2004	2003

Net loss, as reported	$ (2,360)	$ (5,171)
Add back: Stock-based employee compensation expense (recovery) included in reported net loss	161	(121)
Deduct: Stock-based employee compensation recovery determined under fair value method	-	186

Pro forma net loss	$ (2,199)	$ (5,106)

All options outstanding were terminated as part of the merger (note 6).

4.

COMMITMENTS

On March 30, 2004, the Company reached an agreement to terminate its office and lab premises lease agreement and occupancy of the premises ceased as of May 31, 2004. The Company paid $836,000 in rent and termination charges and transferred furniture and fixtures with a net book value of $114,000 to the landlord. As part of the termination agreement, the landlord also received $440,000 in MIGENIX Inc. common stock from the merger consideration (note 6) and is also entitled to receive a portion of any milestone payments payable as part of the merger consideration.

5.

Reconciliation of Generally Accepted Accounting Principles

The Company prepares the consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except as follows:

[a]Under US GAAP, technology acquired by the Company where technological feasibility has not been established and no future alternative use exists is classified as in-process research and development and expensed upon acquisition. Under Canadian GAAP, technology acquired would be capitalized and amortized on a straight-line basis over its estimated useful life of ten years.

[b] Under U.S. GAAP, stock-based compensation to non-employees is recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy would be adopted effective January 1, 2002 and applies only to options granted on or after January 1, 2002.

[c] Under Canadian GAAP, accounting for stock-based compensation granted to directors and employees is effective only for stock options granted on or after January 1, 2003.

The impact of significant U.S. GAAP variations on the Consolidated Balance Sheets are as follows:

	July 31, 2004	December 31, 2003
	$	$

Intangible assets	4,173	4,522
Additional paid–in capital	1,763	1,763
Accumulated deficit	(70,408)	(67,880)

The impact of significant U.S. GAAP variations on the Consolidated Statements of Loss are as follows:

	Seven months ended July 31,
	2004	2003
	$	$

Net loss under U.S. GAAP	(2,360)	(5,171)
Adjustment for amortization of acquired in-process research and development	(349)	(349)
Adjustment for stock-based compensation
- employees	161	(121)
- non-employees	20	18
Net loss under Canadian GAAP	(2,528)	(5,623)

6.

SUBSEQUENT EVENTS

Merger and Reorganization

On April 15, 2004 the Company entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”) with MIGENIX Inc., under which MIGENIX Inc. through its wholly owned subsidiary M&M Holdings Inc. would acquire all the outstanding stock of the Company and settle certain financial obligations of the Company.  On August 31, 2004, the Company, having obtained written stockholder consents exceeding the required stockholder approval thresholds, completed the merger and reorganization. Pursuant to the Agreement MIGENIX Inc. assumed all outstanding warrants for the purchase of Company preferred stock and such warrants now entitle the warrant holders to the amount of merger consideration such holders would have received if they had exercised their warrants immediately prior to the merger. All options and warrants for the purchase of common stock of the Company expired unexercised and the option plans were terminated. A portion of the merger consideration was paid to the landlord (note 4) and other creditors of the Company and as a bonus to management for completion of the merger. A cash commission of $250,000 was paid to the agent representing the Company in the merger and the agent is also entitled to receive a portion of any milestone payments payable as part of the merger consideration.

Corporate Name Change

On September 24, 2004 the Company changed its name to MIGENIX Corp.